Form 40-F/A
period 2001-12-31
METHANEX CORP
filed 2002-06-05
CIK 886977

Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

(Check One:)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.                                                                                      Commission File Number 0-20115

METHANEX CORPORATION
(Exact name of Registrant as specified in its charter))

CANADA
(Province or other jurisdiction of incorporation or organization)

1800 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1
telephone number: (604) 661-2600
(Address and telephone number of Registrant’s principal executive office)

CT Corporation System
1633 Broadway, New York, New York 10019
telephone number: (202) 664-1666
(name, address (including zip code)and telephone number
(including area code) of agent for service in the United States)

2869 (Primary Standard Industrial Classification Code (if applicable))	N.A. (I.R.S. Employer Identification Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class

7.40% Notes due August 15, 2002
7.75% Notes due August 15, 2005

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     131,167,942 Common Shares were outstanding as of December 31, 2001

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes 82-	No X

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

(1)  Yes    X         No
(2)  Yes    X         No

INTRODUCTORY NOTE

By this amendment, Methanex Corporation is revising the Reconciliation with United States Generally Accepted Accounting Principles filed with its 40-F for the year ended December 31, 2001. The revised Reconciliation is attached.

METHANEX CORPORATION
Supplemental Information, Page 1
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

Methanex Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

(a)	Income tax accounting:

The income tax differences identified in note (h) include the income tax effect of other differences between Canadian GAAP and U.S. GAAP described below.

(b)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer.

For U.S. GAAP purposes, property, plant and equipment would increase by $110.4 million for the year ended December 31, 2001 (2000 — $133.8 million), which represents the adjustments, net of depreciation, to the reported net book values to record the business combination described above as a purchase.

(c)	Interest in joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method, whereas Canadian GAAP requires proportionate consolidation of interests in joint ventures. The impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity and as such the Company has not made an adjustment in this reconciliation for this difference in accounting principles. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. A summary balance sheet and cash flow statement for the interest in the joint venture is provided in note 5 to the Company’s consolidated financial statements.

(d)	Derivative instruments and hedging activities:

On January 1, 2001, the Company adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and FAS 138, (collectively referred to as FAS 133) for U.S. GAAP and accordingly applied the standard prospectively. FAS 133 provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. Prior to the adoption of FAS 133, for U.S. GAAP purposes unrealized gains or losses on foreign currency forward and option contracts to hedge anticipated transactions were recognized in earnings and unrealized gains or losses on foreign currency forward and option contracts to hedge firmly committed transactions were included in the measurement of the related transaction when realized.

METHANEX CORPORATION
Supplemental Information, Page 2
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(d)	Derivative instruments and hedging activities (continued):

FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting requirements for different types of hedging activities; fair value or cash flow. Cash flow hedges are hedges of the variability of cash flows and fair value hedges are hedges of changes in fair value. For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs. For fair value hedges, at each balance sheet date the effective portion of the gain or loss on the derivative instrument is recognized in net income together with the corresponding gain or loss on the hedged item attributable to the risk being hedged. Any amounts excluded from the assessment of hedge effectiveness as well as any ineffective portion of a derivative’s change in fair value are immediately recognized in net income.

Upon adoption, the Company identified and documented all outstanding derivative instruments as either fair value or cash flow hedges under FAS 133. As indicated above, certain of these instruments had previously been accounted for as hedges and others, related to anticipated transactions, had been marked-to-market through income. Upon adoption of FAS 133, all derivative instruments were recorded on the balance sheet at fair value. The difference between a derivative’s carrying amount prior to the adoption of FAS 133 and its fair value at the date of adoption is reported as a cumulative effect of accounting change either in net income or other comprehensive income. For instruments previously identified as fair value hedges, the cumulative effect of accounting change is reported through net income. For instruments previously accounted for as cash flow hedges, the cumulative effect of accounting change is reported through other comprehensive income.

Upon adoption of FAS 133 on January 1, 2001, the Company recorded a loss of $1.0 million in net income and a loss of $16.1 million, net of related income tax of $6.4 million, in other comprehensive loss representing the cumulative effect of the accounting change.

For the year ended December 31, 2001, the Company recorded a net adjustment to increase income before taxes by $18.9 million (2000 — decrease by $32.2 million), which represents the difference between Canadian and U.S. GAAP for accounting for derivative instruments.

(e)	Stock compensation:

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock compensation to employees. Under APB 25, compensation is measured based on the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess on the measurement date of the market price of the stock over the exercise price of the stock option. The measurement date is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. If the measurement date is later than the date of grant then the plan is termed a variable plan and compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock option at each reporting date until the measurement date. Compensation expense is recognized ratably over the vesting period.

METHANEX CORPORATION
Supplemental Information, Page 3
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(e)	Stock compensation (continued):

(i)	Incentive stock options — The Company grants incentive stock options which have exercise prices based on the market price at the date of grant and, accordingly, no stock compensation expense is required to be recorded. During 2001, the Company granted 946,000 stock options that are accounted for under U.S. GAAP as variable plan options because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. At December 31, 2001, the market price for the Company’s common shares was lower than the exercise price of the stock options and therefore no compensation expense is required to be recorded for these variable plan options.

(ii)	Performance stock options — The Company has also granted performance stock options for which the measurement date is not known until certain performance criteria are achieved. During the year ended December 31, 2001 the Company recorded $1.9 million in compensation expense related to the performance stock options.

(f)	Shipping and handling costs:

Certain shipping and handling costs are netted against revenue for the Company’s Canadian GAAP consolidated financial statements. U.S. GAAP requires the presentation of revenue without deductions for shipping and handling costs. For U.S. GAAP purposes, revenue and cost of sales would increase by $43.3 million for the year ended December 31, 2001 (2000 — $39.2 million).

(g)	Impact of recently issued U.S. accounting pronouncements:

(i)	Statement of Financial Accounting Standards No. 141, “Business Combinations” — FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. The Company does not believe this statement will have a material effect on its financial statements.

(ii)	Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” — FAS 142 requires that goodwill as well as indefinite life intangible assets not be amortized but be tested annually for impairment. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have a material effect on its consolidated financial statements.

(iii)	Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” — FAS 143 requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The statement is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of adopting this statement.

(iv)	Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” — FAS 144 supersedes FAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and related literature. FAS 144 establishes a single accounting model, based on the framework of FAS 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in FAS 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have a material effect on its consolidated financial statements.

METHANEX CORPORATION
Supplemental Information, Page 4
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of U.S. GAAP differences:

(i)	Condensed consolidated balance sheets:

	December 31, 2001			December 31, 2000

	Canadian		U.S.	U.S.
	GAAP	Adjustments	GAAP	GAAP

Assets
Current assets	$575,941	$—	$575,941	$663,689
Property, plant and equipment (b)	1,031,716	110,378	1,142,094	1,179,750
Other assets (d)	85,693	39,705	125,398	94,124

	$1,693,350	$150,083	$1,843,433	$1,937,563

Liabilities and Shareholders’ Equity
Current liabilities	$264,974	$—	$264,974	$137,312
Long-term debt	249,535	—	249,535	399,204
Other long-term liabilities (d)	78,911	80,864	159,775	130,627
Future income taxes (a)	164,469	20,137	184,606	162,692
Shareholders’ equity:
Capital stock (b)	538,151	393,948	932,099	1,054,351
Additional paid-in capital (e)	—	2,555	2,555	—
Deferred stock compensation (e)	—	(624)	(624)	—
Retained earnings	397,310	(333,909)	63,401	53,377
Accumulated other comprehensive loss (d)	—	(12,888)	(12,888)	—

	935,461	49,082	984,543	1,107,728

	$1,693,350	$150,083	$1,843,433	$1,937,563

METHANEX CORPORATION
Supplemental Information, Page 5
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of U.S. GAAP differences (continued):

(ii)	Condensed consolidated statements of income and retained earnings:

	December 31, 2001			December 31, 2000

	Canadian		U.S.	U.S.
	GAAP	Adjustments	GAAP	GAAP

Revenue (d)(f)	$1,148,965	$46,515	$1,195,480	$1,058,025
Cost of sales and operating expenses (d)(f)	910,601	26,357	936,958	785,224
Depreciation and amortization (b)	113,719	23,473	137,192	135,760

Operating income before undernoted items	124,645	(3,315)	121,330	137,041
Interest expense	(31,848)	—	(31,848)	(32,472)
Interest and other income	19,028	—	19,028	16,389
Asset restructuring charge	(11,060)	—	(11,060)	—

Income before income taxes and undernoted items	100,765	(3,315)	97,450	120,958
Income tax expense (a)	(29,347)	1,820	(27,527)	(31,747)

Net income before undernoted item	71,418	(1,495)	69,923	89,211
Cumulative effect of accounting change (d)	—	(959)	(959)	—

Net income	71,418	(2,454)	68,964	89,211
Retained earnings (deficit), beginning of year	384,832	(331,455)	53,377	(26,252)
Excess of purchase price over assigned value of common shares	(58,940)	—	(58,940)	(9,582)

Retained earnings, end of year	$397,310	$(333,909)	$63,401	$53,377

Basic net income per share before cumulative effect of accounting change	$0.46	$(0.01)	$0.45	$0.52

Basic net income per share	$0.46	$(0.01)	$0.45	$0.52

Diluted net income per share	$0.46	$(0.02)	$0.44	$0.52

METHANEX CORPORATION
Supplemental Information, Page 6
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of U.S. GAAP differences (continued):

(iii)	Statement of comprehensive income and accumulated other comprehensive income:

	December 31, 2001	December 31, 2000

	U.S.	U.S.
	GAAP	GAAP

Net income	$68,964	$89,211
Other comprehensive loss, net of income tax:
Cumulative effect of accounting change (d)	(9,652)	—
Change in fair value of cash flow hedging instruments (d)	(3,236)	—

Other comprehensive loss	(12,888)	—

Comprehensive income	$56,076	$89,211

Accumulated other comprehensive income, beginning of year	$—	$—
Comprehensive loss	(12,888)	—

Accumulated other comprehensive loss, end of year	$(12,888)	$—

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: June 4, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Assistant General Counsel and Corporate Secretary