Form 40-F/A
period 2001-12-31
METHANEX CORP
filed 2002-06-11
CIK 886977

Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

(Check One:)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.                                                                                      Commission File Number 0-20115

METHANEX CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

1800 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1
telephone number: (604) 661-2600
(Address and telephone number of Registrant’s principal executive office)

CT Corporation System
1633 Broadway, New York, New York 10019
telephone number: (202) 664-1666
(name, address (including zip code) and telephone number
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

Title of each class

7.40% Notes due August 15, 2002
7.75% Notes due August 15, 2005

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

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

(1)  Yes    X         No
(2)  Yes    X         No

INTRODUCTORY NOTE

By this amendment, Methanex Corporation is filing the Consent of Independent Accountants dated March 1, 2002, the Report of Independent Accountants to the Board of Directors and Shareholders of Methanex Corporation dated March 1, 2002 and the Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, dated March 1, 2002, along with the Reconciliation with United States Generally Accepted Accounting Principles which was filed with its Amendment No. 1 to its Form 40-F for the year ended December 31, 2001.

[KPMG LOGO]

KPMG LLP Chartered Accountants Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of the following reports in this annual report on Form 40-F (the “Form 40-F”) of Methanex Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission.

1.	Auditors’ Report to the Shareholders of Methanex Corporation dated March 1, 2002 included in the Annual Report of the Company and incorporated by reference in the Form 40-F;

2.	Auditors’ Report to the Board of Directors and Shareholders of Methanex Corporation dated March 1, 2002 included herein; and

3.	Comments for U.S. Readers on Canada:U.S. Reporting Differences dated March 1, 2002 included herein.

/s/ KPMG LLP

Chartered Accountants Vancouver, Canada March 1, 2002

[KPMG LOGO]

KPMG LLP Chartered Accountants Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Methanex Corporation

Under date of March 1, 2002, we reported on the consolidated balance sheets of Methanex Corporation (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of income and retained earnings and cash flows for the years then ended, which are included in the Annual Report of the Company dated March 1, 2002. These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 40-F for the year 2001. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Reconciliation With United States Generally Accepted Accounting Principles”. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplementary information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants Vancouver, Canada March 1, 2002

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in note 1 to the consolidated financial statements and note (d) of the supplemental information “Reconciliation With United States Generally Accepted Accounting Principles”. Our reports to the board of directors and shareholders each dated March 1, 2002 are expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants Vancouver, Canada March 1, 2002

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

METHANEX CORPORATION

Date: June 10, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Assistant General Counsel and Corporate Secretary