Form 40-F
period 2003-12-31
METHANEX CORP
filed 2004-03-26
CIK 886977

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

(Check One:)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.	Commission File Number 0-20115

METHANEX CORPORATION

(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

2869 (Primary Standard Industrial Classification Code (if applicable))	N.A. (I.R.S. Employer Identification Number (if applicable))

1800 Waterfront Centre, 200 Burrard Street
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

     120,007,767 Common Shares were outstanding as of December 31, 2003

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ]	82 - ____	No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of December 31, 2003 and have determined that such disclosure controls and procedures are effective.

No change in internal control over financial reporting occurred during the financial year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. A. Terence Poole has been determined to be such audit committee financial expert. The Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

     The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

US$000s	2003	2002
Audit Fees	388	310
Audit-Related Fees	60	19
Tax Fees	242	255
All Other Fees	—	92
Total	690	676

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s consolidated financial statements; statutory audits of the financial statements of the Registrant’s subsidiaries; quarterly reviews of the Registrant’s financial statements; consultations as to the accounting or disclosure treatment of transactions; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit-Related Fees:

Audit-Related Fees consist of fees for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and due diligence services pertaining to potential business acquisitions/dispositions.

Tax Fees:

Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All Other Fees:

All Other Fees for the year ended December 31, 2002 consist principally of payroll processing services and services to review the Registrant’s system of financial controls. For the year ended December 31, 2003, KPMG LLP no longer provided to the Company any services which would fall within this category.

OFF-BALANCE SHEET ARRANGEMENTS

     Disclosure of off-balance sheet arrangements is made on page 34 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2003, filed as Exhibit No. 2 to this report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Tabular disclosure of contractual obligations is made on page 34 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2003, filed as Exhibit No. 2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant’s audit committee is comprised of the following directors: Brian D. Gregson (chair), R.J. (Jack) Lawrence, A. Terence Poole, John M. Reid and Graham D. Sweeney.

UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in the said securities.

CONSENT TO SERVICE OF PROCESS

     A Form F-X signed by the Registrant and the Registrants’ agents for service of process with respect to the Common Shares was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; with respect to the 7.75% Senior Notes due August 15, 2005 was filed with the Commission together with the Form F-9 of the Registrant on June 16, 1995 and; with respect to the 8.75% Senior Notes due August 15, 2012 was filed with the Commission together with the Form F-9 of the Registrant on May 31, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 26, 2004	By: Name: Title:	/s/RANDY MILNER Randy Milner Senior Vice President,
General Counsel & Corporate Secretary

LIST OF EXHIBITS

Exhibit No.	Description
1.	Annual Information Form of the Registrant dated March 5, 2004.

2.	Management’s Discussion and Analysis for the Year Ended December 31, 2003.

3.	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2003 and the Independent Auditor’s Report thereon.

4.	Reconciliation with United States Generally Accepted Accounting Principles of the Registrant.

23.	Consent of KPMG LLP dated March 5, 2004 and Report of Independent Accountants thereon.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.