Form 40-F
period 2004-12-31
METHANEX CORP
filed 2005-03-29
CIK 886977

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 0-20115

METHANEX CORPORATION

(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

2869	N.A.
(Primary Standard Industrial	(I.R.S. Employer Identification
Classification Code (if applicable))	Number (if applicable))

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

Title of each class

7.75% Senior Notes due August 15, 2005
8.75% Senior Notes due August 15, 2012

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

     Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     120,338,917 Common Shares were outstanding as of December 31, 2004

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐            82 - ________            No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑            No ☐

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of December 31, 2004 and have determined that such disclosure controls and procedures are effective.

There has been no change in internal control over financial reporting occurred during the financial year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. A. Terence Poole has been determined to be such audit committee financial expert and is independent, as that term is defined by Nasdaq’s corporate governance standards applicable to the Registrant. The Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

     The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No amendments to, or waivers from the provisions of the Code were made in 2004.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company and the holders of the Company’s common shares have resolved to have the directors of the Company determine the auditor’s remuneration.

Pre-approval policies and procedures

     The Company’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chairman of the Audit Committee are subsequently reviewed by the Audit Committee.

     All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Fees to KPMG LLP during the years ended December 31, 2004 and December 31, 2003 were as follows:

US$000’s	2004	2003
Audit Fees	346	388
Audit-Related Fees	77	60
Tax Fees	168	242
All Other Fees	—	—
Total	591	690

     The nature of each category of fees is described below.

Audit Fees:

     Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit-Related Fees:

     Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees:

Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

     Disclosure of off-balance sheet arrangements is made on page 46 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2004, filed as Exhibit No. 2 to this report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Tabular disclosure of contractual obligations is made on page 45 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2004, filed as Exhibit No. 2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant’s audit committee is comprised of the following directors: Brian D. Gregson (chair), A. Terence Poole, John M. Reid and Graham D. Sweeney.

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

METHANEX CORPORATION

Date: March 29, 2005	By:	/s/RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President,
General Counsel & Corporate Secretary

LIST OF EXHIBITS

Exhibit No.	Description
1.	Annual Information Form of the Registrant dated March 21, 2005.

2.	Management’s Discussion and Analysis for the Year Ended December 31, 2004.

3.	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2004 and the Independent Auditor’s Report thereon.

4.	Reconciliation with United States Generally Accepted Accounting Principles of the Registrant.

23.	Consent of KPMG LLP dated March 4, 2005 and Report of Independent Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.