Form 40-F/A
period 2004-12-31
METHANEX CORP
filed 2005-04-19
CIK 886977

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Yes ☐	82 -	No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

EXPLANATORY NOTE

     This Amendment No. 1 to the Annual Report of Methanex Corporation (the “Registrant”) on Form 40-F/A for the fiscal year ended December 31, 2004 is filed herewith for the sole purpose of disclosing, pursuant to Rule 4350 (a) of the Nasdaq Stock Market, Inc. Marketplace Rules, that the Registrant, as a foreign private issuer, relied, in respect of the fiscal years ended December 31, 2003 and December 31, 2004, on an exemption from Rule 4350 (f) of the Marketplace Rules that requires a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. The Registrant’s by-laws provide that at any meeting of its shareholders a quorum shall be two persons present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting.

UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F/A arises, or transactions in the said securities.

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

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION
Date: April 19, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

LIST OF EXHIBITS

Exhibit No.	Description

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.