Form 40-F
period 2005-12-31
METHANEX CORP
filed 2006-03-27
CIK 886977

United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F
(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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
Title of each class
8.75% Senior Notes due August 15, 2012
6.00% Senior Notes due August 15, 2015
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
     Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     113,645,292 Common Shares were outstanding as of December 31, 2005
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82 -☐	No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of December 31, 2005 and have determined that such disclosure controls and procedures are effective.
There have been no changes during the year ended December 31, 2005 to internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

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
CODE OF ETHICS
          The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No waivers from or material amendments to the provisions of the Code were made in 2005.
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

Fees to KPMG LLP during the years ended December 31, 2005 and December 31, 2004 were as follows:

US$000’s	2005	2004
Audit Fees	526	346
Audit-Related Fees	136	77
Tax Fees	158	168
All Other Fees	—	—

Total	820	591

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
OFF-BALANCE SHEET ARRANGEMENTS
          Disclosure of off-balance sheet arrangements is made on page 41 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2005, filed as Exhibit No. 2 to this report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Tabular disclosure of contractual obligations is made on page 40 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2005, filed as Exhibit No. 2 to this report.
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
CONSENT TO SERVICE OF PROCESS
     A Form F-X signed by the Registrant and the Registrants’ agents for service of process with respect to the Common Shares was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; with respect to the 8.75% Senior Notes due August 15, 2012 was filed with the Commission together with the Form F-9 of the Registrant on May 31, 2002, and; with respect to the 6.0% Senior Notes due August 15, 2015 was filed with the Commission together with the Form F-9 of the Registrant on July 21, 2005.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 27, 2006	By:	/s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President,
General Counsel & Corporate Secretary

LIST OF EXHIBITS

Exhibit No.	Description
1.	Annual Information Form of the Registrant dated March 22, 2006.

2.	Management’s Discussion and Analysis for the Year Ended December 31, 2005.

3.	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2005 and the Independent Auditor’s Report thereon.

23.	Consent of KPMG LLP dated March 3, 2006 and Report of Independent Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.