Form 40-F
period 2006-12-31
METHANEX CORP
filed 2007-04-02
CIK 886977

United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F
(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 0-20115
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
CT Corporation System
1633 Broadway, New York, New York 10019
telephone number: (202) 664-1666
(name, address (including zip code)and telephone number
(including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
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
     105,800,942 Common Shares were outstanding as of December 31, 2006
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐                82 - ______                No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑           No ☐
CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of December 31, 2006 and have determined that such disclosure controls and procedures are effective.

Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Company’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
▪	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

▪	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There have been no changes during the year ended December 31, 2006 to internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting is provided in Management’s Discussion and Analysis in Exhibit 2 and the Report of Independent Registered Public Accounting Firm on such Management’s Report is provided in Exhibit 4.
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

CODE OF ETHICS
          The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No waivers from or material amendments to the provisions of the Code were made in 2006.
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
Fees to KPMG LLP during the years ended December 31, 2006 and December 31, 2005 were as follows:

US$000’s	2006	2005
Audit Fees	1,654	526
Audit-Related Fees	146	136
Tax Fees	397	158
All Other Fees	—	—

Total	2,197	820

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
Audit fees paid in 2006 are in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as opinions on the effectiveness of the Company’s internal controls over financial reporting and on management’s assessment of internal controls over financial reporting. In addition, the understanding and testing of internal controls in the integrated audit is much broader and in more depth than in a financial statement audit.
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
OFF-BALANCE SHEET ARRANGEMENTS
          Disclosure of off-balance sheet arrangements is made on page 22 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2006, filed as Exhibit No. 2 to this report.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
          Tabular disclosure of contractual obligations is made on page 20 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2006, filed as Exhibit No. 2 to this report.
IDENTIFICATION OF THE AUDIT COMMITTEE
          The Registrant’s audit committee is comprised of the following directors: A. Terence Poole (chair), Phillip Cook, John Reid, Janice Rennie, and Graham Sweeney.

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

METHANEX CORPORATION

Date: April 2, 2007	By: Name:	/s/ RANDY MILNER Randy Milner
	Title:	Senior Vice President,
General Counsel & Corporate Secretary

LIST OF EXHIBITS

Exhibit No.	Description
1.	Annual Information Form of the Registrant dated March 23, 2007.

2.	Management’s Discussion and Analysis for the Year Ended December 31, 2006.

3.	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2006 and the Independent Auditor’s Report thereon.

4.	Report of Independent Registered Public Accounting Firm on Management’s Report on Internal Control over Financial Reporting.

23.	Consent of KPMG LLP dated March 26, 2007 and Report of Independent Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.