Form 40-F
period 2008-12-31
METHANEX CORP
filed 2009-03-27
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 0-20115
METHANEX CORPORATION
(Exact name of Registrant as specified in its charter)
CANADA
(Province or other jurisdiction of incorporation or organization)

2869	N.A.
(Primary Standard Industrial Classification Code (if applicable))	(I.R.S. Employer Identification Number (if applicable))
1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1
Telephone: (604) 661-2600

(Address and telephone number of Registrant’s principal executive office)
CT Corporation System, 1633 Broadway, New York, New York 10019
Telephone: (202) 664-1666

(name, address (including zip code)and telephone number
(including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of each class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
8.75% Senior Notes due August 15, 2012
6.00% Senior Notes due August 15, 2015
(Title of each class)
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual Information Form       ☑ Audited Annual Financial Statements
Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
92,031,392 Common Shares were outstanding as of December 31, 2008
Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82 -  _____        No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                             No ☐

CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of December 31, 2008 and have determined that such disclosure controls and procedures are effective.
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
There have been no changes during the year ended December 31, 2008 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting is provided on page 42 of the Registrants’ Management’s Discussion and Analysis in Exhibit 99.2.
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
CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No waivers from or material amendments to the provisions of the Code were made in 2008.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company and the holders of the Company’s common shares have resolved to have the directors of the Company determine the auditor’s remuneration.
Pre-Approval Policies and Procedures
The Company’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chairman of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Fees billed by KPMG LLP during the years ended December 31, 2008 and December 31, 2007 were as follows:

US$000s	2008	2007
Audit Fees	1,409	1,810
Audit-Related Fees	26	42
Tax Fees	217	393
All Other Fees	—	—

Total	1,652	2,245

Each fee category is described below.
Audit Fees
Audit fees were billed for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees billed in 2008 were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees were billed for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations as to the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees were billed for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
OFF-BALANCE SHEET ARRANGEMENTS
Disclosure of off-balance sheet arrangements is made on page 26 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2008, filed as Exhibit 99.2 to this report.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of contractual obligations is made on page 22 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2008, filed as Exhibit 99.2 to this report.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is comprised of the following directors:

A. Terence Poole, Chair
Phillip Cook
John Reid
Janice Rennie
Graham Sweeney
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

Date: March 27, 2009	METHANEX CORPORATION
	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP dated March 27, 2009 and Report of Independent Accountants

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 17, 2009

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2008

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2008 and the Independent Auditor’s Report thereon