Form 40-F
period 2009-12-31
METHANEX CORP
filed 2010-03-26
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File Number 0-20115
METHANEX CORPORATION
(Exact name of Registrant as specified in its charter)
not applicable
(Translation of Registrant’s name into English (if applicable))
CANADA
(Province or other jurisdiction of incorporation or organization)
2869
(Primary Standard Industrial Classification Code Number (if applicable))
not applicable
(I.R.S. Employer Identification Number (if applicable))
1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1
Telephone: (604) 661-2600
(Address and telephone number of Registrant’s principal executive offices)
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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
8.75% Senior Notes due August 15, 2012
6.00% Senior Notes due August 15, 2015
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
92,108,242 Common Shares were outstanding as of December 31, 2009
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-______       No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No ☐

CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined by the Securities and Exchange Commission as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
The Registrant’s principal executive and principal financials officers (its Chief Executive Officer and Chief Financial Officer) evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2009.
Internal control over financial reporting is a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. Internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Registrant; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

There have been no changes during the year ended December 31, 2009 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting is provided on page 45 of the Registrants’ Management’s Discussion and Analysis in Exhibit 99.2.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit, Finance and Risk Committee (“Audit Committee”). Mr. A. Terence Poole has been determined to be such Audit Committee financial expert and is independent, as that term is defined by Nasdaq’s corporate governance standards applicable to the Registrant. The Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No waivers from or material amendments to the provisions of the Code were made in 2009.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Registrant and the holders of the Registrant’s common shares have resolved to have the directors of the Registrant determine the auditor’s remuneration.
The Registrant’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions under which permissible services proposed to be performed by KPMG LLP, the Registrant’s external auditors, are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Registrant. The holders of the Registrant’s Common Shares have resolved to have the directors of the Registrant determine the auditor’s remuneration. Fees billed by KPMG LLP during the years ended December 31, 2009 and December 31, 2008 were as follows:

US$000s	2009	2008
Audit Fees	1,429	1,409
Audit-Related Fees	166	26
Tax Fees	186	217
All Other Fees	—	—

Total	1,781	1,652

The nature of each category of fees is described below.
Audit Fees
Audit fees were billed for professional services rendered by the external auditors for the audit of the Registrant’s consolidated financial statements; statutory audits of the financial statements of the Registrant’s subsidiaries; quarterly reviews of the Registrant’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees billed in 2009 and 2008 for professional services rendered by the external auditors for the audit of the Registrant’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Registrant’s financial statements as well as an opinion on the effectiveness of the Registrant’s internal control over financial reporting.
Audit-Related Fees
Audit-related fees were billed for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Registrant’s IFRS transition and the accounting or disclosure treatment of other transactions.

Tax Fees
Tax fees were billed for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
OFF-BALANCE SHEET ARRANGEMENTS
Disclosure of off-balance sheet arrangements is made on page 26 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2009, filed as Exhibit 99.2 to this report.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of contractual obligations is made on page 24 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2009, filed as Exhibit 99.2 to this report.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is comprised of the following directors:

A. Terence Poole, Chair
Phillip Cook
Tom Hamilton
John Reid
Janice Rennie
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in the said securities.
CONSENT TO SERVICE OF PROCESS
A Form F-X signed by the Registrant and the Registrant’s agents for service of process with respect to the Common Shares was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; with respect to the 8.75% Senior Notes due August 15, 2012 was filed with the Commission together with the Form F-9 of the Registrant on May 31, 2002; and with respect to the 6.0% Senior Notes due August 15, 2015 was filed with the Commission together with the Form F-9 of the Registrant on July 21, 2005.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION
Date: March 26, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP dated March 26, 2010 and Report of Independent Accountants

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 16, 2010

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2009

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2009 and the Independent Auditor’s Report thereon