Form 40-F
period 2010-12-31
METHANEX CORP
filed 2011-03-25
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 0-20115

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

C T Corporation System, 111 Eighth Avenue, New York, New York 10011

Telephone: 212-894-8940

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

92,632,022 Common Shares were outstanding as of December 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82 -	No ☒

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

The Registrant’s principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer) evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2010.

Internal control over financial reporting is a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. Internal control over financial reporting includes policies and procedures that:

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

There have been no changes during the year ended December 31, 2010 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting is provided on page 46 of the Registrants’ Management’s Discussion and Analysis in Exhibit 99.2.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No waivers from or material amendments to the provisions of the Code were made in 2010.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Registrant. The holders of the Registrant’s Common Shares have resolved to have the directors of the Registrant determine the auditor’s remuneration. KPMG’s global fees relating to the years ended December 31, 2010 and December 31, 2009 are as follows:

US$000s	2010	2009
Audit Fees	1,600	1,429
Audit-Related Fees	138	166
Tax Fees	304	186

Total	2,042	1,781

The nature of each category of fees is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Registrant’s consolidated financial statements; statutory audits of the financial statements of the Registrant’s subsidiaries; quarterly reviews of the Registrant’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Registrant’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Registrant’s financial statements as well as an opinion on the effectiveness of the Registrant’s internal control over financial reporting. The increase in audit fees for 2010 compared with 2009 is primarily due to changes in foreign exchange rates.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Registrant’s IFRS transition and the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

Disclosure of off-balance sheet arrangements is made on page 26 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2010, filed as Exhibit 99.2 to this report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 24 of the Registrant’s “Management’s Discussion and Analysis” for the year ended December 31, 2010, filed as Exhibit 99.2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is comprised of the following directors:

A. Terence Poole, Chair

Pierre Choquette

Phillip Cook

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

METHANEX CORPORATION

Date: March 25, 2011
	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President,
General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP dated March 25, 2011 and Report of Independent Accountants

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 24, 2011

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2010

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2010 and the Independent Auditor’s Report thereon