Form 40-F/A
period 2010-12-31
METHANEX CORP
filed 2011-03-28
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F for the fiscal year ended December 31, 2010 (this “Amendment”) of Methanex Corporation (the “Registrant”) is being filed for the purpose of filing the Registrant’s revised Exhibit Submission headers. Although the correct exhibits were filed for Exhibits 99.2 and 99.3, the filing agent inadvertently substituted the Exhibit Submission headers with descriptions referencing Management’s Discussion and Analysis for the year ended December 31, 2009 and Audited Consolidated Financial Statements for the year ended December 31, 2009.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on March 25, 2011 (the “Original Filing”) or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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

The Registrant’s principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer) evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the period covered by this annual report on Amendment No. 1 to Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2010.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is comprised of the following directors:

A. Terence Poole, Chair

Pierre Choquette

Phillip Cook

John Reid

Janice Rennie

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Amendment No. 1 to Form 40-F arises, or transactions in the said securities.

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

METHANEX CORPORATION

Date: March 25, 2011
	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President,
General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP dated March 28, 2011 and Report of Independent Accountants

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Corporate Development and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Corporate Development and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 24, 2011

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2010

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2010 and the Independent Auditor’s Report thereon