Form 40-F
period 2011-12-31
METHANEX CORP
filed 2012-03-16
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 0-20115

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

8.75% Senior Notes due August 15, 2012

6.00% Senior Notes due August 15, 2015

5.25% Senior Notes due March 1, 2022

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

93,247,755 Common Shares were outstanding as of December 31, 2011

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

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectations and those of the Registrant’s management. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believes,” “expects,” “may,” “will,” “should,” “estimates,” “anticipates,” “aims,” “goal,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature are intended identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. For additional information, please refer to the disclosure contained under the heading, “Caution Regarding Forward-Looking Statements” in the Registrant’s Annual Information Form filed as Exhibit 99.1 to this report.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant now prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which principles differ in certain respects from generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

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

The Registrant’s principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer) evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2011.

Internal control over financial reporting is a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Registrant; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

There have been no changes during the year ended December 31, 2011 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting is provided on page 44 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

AUDIT COMMITTEE

The Registrant’s Board of Directors has established a separately-designated Audit, Finance and Risk Committee (“Audit Committee”) in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Registrant’s accounting and financial reporting processes and the audits of the Registrant’s annual financial statements. As at the date of this report, the Registrant’s audit committee is comprised of the following directors:

A. Terence Poole, Chair

Pierre Choquette

John Reid

Janice Rennie

The mandate of the Audit Committee, together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2011, filed as Exhibit 99.1 to this report.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to directors, officers and employees including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant’s code, entitled “Code of Business Conduct”, can be found on the Registrant’s website at www.methanex.com. No waivers from or material amendments to the provisions of the Code were made in 2011.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Registrant. The holders of the Registrant’s Common Shares have resolved to have the directors of the Registrant determine the auditor’s remuneration. KPMG’s global fees relating to the years ended December 31, 2011 and December 31, 2010 are as follows:

US$000s	2011	2010
Audit Fees	1,827	1,600
Audit-Related Fees	116	138
Tax Fees	99	304

Total	2,042	2,042

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

Audit fees for professional services rendered by the external auditors for the audit of the Registrant’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Registrant’s financial statements as well as an opinion on the effectiveness of the Registrant’s internal control over financial reporting. The increase in audit fees for 2011 compared with 2010 is due to an expanded scope resulting from the start-up of the Egypt and Medicine Hat facilities, the appointment of KPMG as our statutory auditors in New Zealand, and services provided in relation to the shelf prospectus.

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2011, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 27 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2011, filed as Exhibit 99.2 to this report.

NASDAQ CORPORATE GOVERNANCE

The Registrant’s Common Shares are listed for trading on the NASDAQ Global Select Market under the symbol MEOH. NASDAQ Equity Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain corporate governance requirements of the NASDAQ Equity Rules. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the NASDAQ Equity Rules is required to disclose in its annual report filed with the Commission, or on its website, each corporate governance requirement of the NASDAQ Equity Rules that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 23 of the Registrant’s Annual Information Form for the year ended December 31, 2011, filed as Exhibit 99.1 to this report.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in the said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 8.75% Senior Notes due August 15, 2012, was filed with the Commission together with the Form F-9 of the Registrant on May 31, 2002; (c) with respect to the 6.0% Senior Notes due August 15, 2015 was filed with the Commission together with the Form F-9 of the Registrant on July 21, 2005; and (d) with respect to the 5.25% Senior Notes due March 1, 2022 was filed with the Commission together with the Form F-9 of the Registrant on October 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 16, 2012	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Corporate Development and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Corporate Development and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 15, 2012

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2011

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2011 and the Independent Auditor’s Report thereon