Form 40-F
period 2012-12-31
METHANEX CORP
filed 2013-03-14
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number 0-20115

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

CT Corporation System, 111 Eighth Avenue, New York, New York 10011

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

6.00% Senior Notes due August 15, 2015

3.25% Senior Notes due December 15, 2019

5.25% Senior Notes due March 1, 2022

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

94,309,970 Common Shares were outstanding as of December 31, 2012

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS, AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation (the “Registrant” or the “Company”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX), on the NASDAQ Global Market in the United States (trading symbol: MEOH) and on the Foreign Securities Market of the Santiago Stock Exchange of Chile (trading symbol: Methanex). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.

Annual Information Form of the Company for the year ended December 31, 2012	99.1

Audited financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of auditor with respect thereto	99.2

Management’s Discussion and Analysis of the Company for the year ended December 31, 2012	99.3

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectations and those of the Registrant’s management. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aims,” “goal,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature are intended identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. For additional information, please refer to the disclosure contained under the heading, “Caution Regarding Forward-Looking Statements” in the Registrant’s Annual Information Form filed as Exhibit 99.1 to this report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2012, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$0.9949. The exchange rate of United States dollars into Canadian dollars, on March 12, 2013, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.0254.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control Over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

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

There have been no changes during the year ended December 31, 2012 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company’s internal control system is designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment and Auditor’s Attestation Report

Management’s Report on Internal Control over Financial Reporting is provided on page 41 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report, under the heading “Responsibility for Financial Reporting”. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

AUDIT COMMITTEE

The Registrant’s Board of Directors has established a separately-designated Audit, Finance and Risk Committee (the “Audit Committee”) in accordance with Section 3(a)(58)(A) of the Exchange Act and NASDAQ Listing Rule 5605(c). As at the date of this annual report, the Registrant’s Audit Committee is comprised of the following directors, each of whom is independent as determined under each of Rule 10A-3 under the Exchange Act and NASDAQ Listing Rule 5605(a):

A. Terence Poole, Chair

Howard Balloch*

John Reid

Janice Rennie

*	Mr. Balloch was appointed to the Audit Committee after the period covered by this annual report, on January 1, 2013.

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by NASDAQ Listing Rule 5605(c)(2).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2012, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Mr. A. Terence Poole is an audit committee financial expert (as that term is defined in paragraph (8)(b) of General Instruction B to Form 40-F under the Exchange Act). The Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct (the “Code of Ethics”) that applies to directors, officers and employees, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics materially complies with NASDAQ Listing Rule 5610, and meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. A copy of the Code of Ethics, can be found on the Registrant’s website at www.methanex.com.

No waivers from or material amendments to the provisions of the Code were made in 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Registrant, and the holders of the Registrant’s common shares have resolved to have the directors of the Registrant determine the auditor’s remuneration.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Registrant. The holders of the Registrant’s Common Shares have resolved to have the directors of the Registrant determine the auditor’s remuneration. KPMG’s global fees relating to the years ended December 31, 2012 and December 31, 2011 are as follows:

US$000s	2012	2011
Audit Fees	1,913	1,827
Audit-Related Fees	31	116
Tax Fees	103	99

Total	2,047	2,042

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2012, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 21 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2012, filed as Exhibit 99.2 to this report.

NASDAQ CORPORATE GOVERNANCE

The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rule and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NASDAQ Stock Market, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain corporate governance requirements of the NASDAQ Listing Rules. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the NASDAQ Listing Rules is required to disclose in its annual report filed with the Commission, or on its website, each corporate governance requirement of the NASDAQ Listing Rules that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 22 of the Registrant’s Annual Information Form for the year ended December 31, 2012, filed as Exhibit 99.1 to this report.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NASDAQ Stock Market. In particular, in addition to having a separate Audit Committee, the Registrant’s Board of Directors has established a separately-designated Human Resources Committee that materially meets the requirements for a compensation committee under NASDAQ Listing Rule 5605(d), as currently in force.

The Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in the said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 6.0% Senior Notes due August 15, 2015 was filed with the Commission together with the Form F-9 of the Registrant on July 21, 2005; (c) with respect to the 5.25% Senior Notes due March 1, 2022 was filed with the Commission together with the Form F-9 of the Registrant on October 31, 2011; and (d) with respect to the 3.25% Senior Notes due December 15, 2019 was filed with the Commission together with the Form F-10 of the Registrant on December 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 14, 2013
	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President,
General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 13, 2013

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2012

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2012 and the Independent Auditor’s Report thereon