Form 40-F
period 2014-12-31
METHANEX CORP
filed 2015-03-10
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number 0-20115

METHANEX CORPORATION

(Exact name of Registrant as specified in its charter)

not applicable

(Translation of Registrant’s name into English (if applicable))

CANADA

(Province or other jurisdiction of incorporation or organization)

2860

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

4.25% Senior Notes due December 1, 2024

5.65% Senior Notes due December 1, 2044

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual Information Form            ☒  Audited Annual Financial Statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

92,506,487 Common Shares were outstanding as of December 31, 2014

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

Yes  ☐            No   ☐

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS, AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation (the “Registrant” or the “Company”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and on the NASDAQ Global Market in the United States (trading symbol: MEOH). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2014	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2014	99.2
Audited financial statements of the Company for the years ended December 31, 2014 and 2013, including the report of auditor with respect thereto	99.3

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectations and those of the Registrant’s management. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aims,” “goal,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. For additional information, please refer to the disclosure contained under the heading, “Caution Regarding Forward-Looking Statements” in the Registrant’s Annual Information Form filed as Exhibit 99.1 to this report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2014, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.1601. The exchange rate of United States dollars into Canadian dollars, on March 9, 2015, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2598.

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

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2014.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control Over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

¡	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

¡	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Registrant; and

¡	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

There have been no changes during the year ended December 31, 2014 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

Management’s Assessment and Auditor’s Attestation Report

Management’s Annual Report on Internal Control over Financial Reporting is provided on page 39 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

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

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2014, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

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

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct (the “Code of Ethics”) that applies to directors, officers and employees, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics materially complies with NASDAQ Listing Rule 5610, and meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. A copy of the Code of Ethics can be found on the Registrant’s website at www.methanex.com.

No waivers from or substantive amendments to the provisions of the Code were made in 2014.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2014 and December 31, 2013 are as follows:

US$000s	2014	2013
Audit Fees	1,594	1,653
Audit-Related Fees	58	125
Tax Fees	91	68

Total	1,743	1,846

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2014, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 21 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2014, filed as Exhibit 99.2 to this report.

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

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 21 of the Registrant’s Annual Information Form for the year ended December 31, 2014, filed as Exhibit 99.1 to this report.

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

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 6.0% Senior Notes due August 15, 2015 was filed with the Commission together with the Form F-9 of the Registrant on July 21, 2005; (c) with respect to the 5.25% Senior Notes due March 1, 2022 was filed with the Commission together with the Form F-9 of the Registrant on October 31, 2011; (d) with respect to the 3.25% Senior Notes due December 15, 2019 was filed with the Commission together with the Form F-10 of the Registrant on December 7, 2012; (e) with respect to the 4.25% Senior Notes due December 1, 2024 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; and (f) with respect to the 5.65% Senior Notes due December 1, 2044 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 10, 2015	By:	/s/ WENDY BACH
	Name:	Wendy Bach
	Title:	Senior Vice President, Corporate Resources & General Counsel

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 9, 2015

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2014

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2014 and the Independent Auditor’s Report thereon