Form 40-F
period 2015-12-31
METHANEX CORP
filed 2016-03-08
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

89,671,198 Common Shares were outstanding as of December 31, 2015

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.

Annual Information Form of the Company for the year ended December 31, 2015	99.1

Management’s Discussion and Analysis of the Company for the year ended December 31, 2015	99.2

Audited financial statements of the Company for the years ended December 31, 2015 and 2014, including the report of auditor with respect thereto	99.3

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2015, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.384. The exchange rate of United States dollars into Canadian dollars, on March 7, 2016, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3301.

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

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2015.

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

There have been no changes during the year ended December 31, 2015 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

Management’s Assessment and Auditor’s Attestation Report

Management’s Annual Report on Internal Control over Financial Reporting is provided on page 42 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

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
Benita Warmbold

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by NASDAQ Listing Rule 5605(c)(2).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2015, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

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

No waivers from or substantive amendments to the provisions of the Code were made in 2015.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Professional Accountants, Vancouver, are the independent auditors of the Registrant. The holders of the Registrant’s common shares have resolved to have the directors of the Registrant determine the auditor’s remuneration.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2015 and December 31, 2014 are as follows:

US$000s	2015	2014
Audit Fees	1,381	1,594
Audit-Related Fees	50	58
Tax Fees	63	91

Total	1,494	1,743

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2015, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 22 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2015, filed as Exhibit 99.2 to this report.

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

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 22 of the Registrant’s Annual Information Form for the year ended December 31, 2015, filed as Exhibit 99.1 to this report.

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

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 5.25% Senior Notes due March 1, 2022 was filed with the Commission together with the Form F-9 of the Registrant on October 31, 2011; (c) with respect to the 3.25% Senior Notes due December 15, 2019 was filed with the Commission together with the Form F-10 of the Registrant on December 7, 2012; (d) with respect to the 4.25% Senior Notes due December 1, 2024 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; and (e) with respect to the 5.65% Senior Notes due December 1, 2044 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 8, 2016	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 7, 2016

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2015

99.3	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2015 and the Independent Auditor’s Report thereon