Form 40-F
period 2016-12-31
METHANEX CORP
filed 2017-03-07
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Telephone: 212-894-8940

(Name, address (including zip code)and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ Global Select Market

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

89,824,338 Common Shares were outstanding as of December 31, 2016

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

Yes  ☐            No  ☐

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS, AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation (the “Registrant” or the “Company”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and on the NASDAQ Global Select Market in the United States (trading symbol: MEOH). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.

Annual Information Form of the Company for the year ended December 31, 2016	99.1

Management’s Discussion and Analysis of the Company for the year ended December 31, 2016	99.2

Audited financial statements of the Company for the years ended December 31, 2016 and 2015, including the reports of auditor with respect thereto	99.3

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 310 2016, the last trading day of the year, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN $1.3427. The exchange rate of United States dollars into Canadian dollars, on March 6, 2017, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.341.

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

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2016.

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

There have been no changes during the year ended December 31, 2016 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

Management’s Assessment and Auditor’s Attestation Report

Management’s Annual Report on Internal Control over Financial Reporting is provided on page 39 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

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

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2016, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

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

No waivers from or substantive amendments to the provisions of the Code were made in 2016.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2016 and December 31, 2015 are as follows:

US$000s	2016	2015
Audit Fees	1,307	1,381
Audit-Related Fees	50	50
Tax Fees	61	63

Total	1,418	1,494

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2016, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 22 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2016, filed as Exhibit 99.2 to this report.

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

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 22 of the Registrant’s Annual Information Form for the year ended December 31, 2016, filed as Exhibit 99.1 to this report.

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

METHANEX CORPORATION

Date: March 7, 2017	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 6, 2017

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2016

99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2016 and 2015 and the Independent Auditor’s Reports thereon