Form 40-F
period 2017-12-31
METHANEX CORP
filed 2018-03-06
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

83,770,254 Common Shares were outstanding as of December 31, 2017

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS, AND

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2017	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2017	99.2
Audited financial statements of the Company for the years ended December 31, 2017 and 2016, including the reports of auditor with respect thereto	99.3

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which principles differ in certain respects from generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 29, 2017, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.2545. The exchange rate of United States dollars into Canadian dollars, on March 5, 2018, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2977.

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

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2017, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control Over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

◾	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

◾	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Registrant; and

◾	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

There have been no changes during the year ended December 31, 2017 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

Management’s Assessment and Auditor’s Attestation Report

Management’s Annual Report on Internal Control over Financial Reporting is provided on page 42 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2017. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

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

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2017, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

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

No waivers from or substantive amendments to the provisions of the Code were made in 2017.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2017 and December 31, 2016 are as follows:

US$000s	2017	2016
Audit Fees	1,459	1,307
Audit-Related Fees	80	50
Tax Fees	134	61
Total	1,673	1,418

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2017, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 22 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2017, filed as Exhibit 99.2 to this report.

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

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 21 of the Registrant’s Annual Information Form for the year ended December 31, 2017, filed as Exhibit 99.1 to this report.

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

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 5, 2018

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2017

99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2017 and 2016 and the Independent Auditor’s Reports thereon

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 6, 2018	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary