Form 40-F
period 2018-12-31
METHANEX CORP
filed 2019-03-12
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

77,263,273 Common Shares were outstanding as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☑            No  ☐

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.

Annual Information Form of the Company for the year ended December 31, 2018	99.1

Management’s Discussion and Analysis of the Company for the year ended December 31, 2018	99.2

Audited financial statements of the Company for the years ended December 31, 2018 and 2017, including the reports of Independent Registered Public Accounting firm with respect thereto	99.3

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2018, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.3642. The exchange rate of United States dollars into Canadian dollars, on March 11, 2019, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3414.

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

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2018.

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

There have been no changes during the year ended December 31, 2018 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

Management’s Assessment and Auditor’s Attestation Report

Management’s Annual Report on Internal Control over Financial Reporting is provided on page 41 of the Registrants’ Management’s Discussion and Analysis, filed as Exhibit 99.2 to this report. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018. The attestation report is included on the third page of our consolidated financial statements filed as Exhibit 99.3 to this report.

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

Benita Warmbold, Chair

Howard Balloch

Maureen Howe

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

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2018, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Ms. Benita Warmbold is an audit committee financial expert (as that term is defined in paragraph (8)(b) of General Instruction B to Form 40-F under the Exchange Act). The Commission has indicated that the designation of Ms. Warmbold as an audit committee financial expert does not make Ms. Warmbold an “expert” for any other purpose, impose any duties, obligations or liability on Ms. Warmbold that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

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

No waivers from or substantive amendments to the provisions of the Code were made in 2018.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2018 and December 31, 2017 are as follows:

US$000s	2018	2017
Audit Fees	1,552	1,459
Audit-Related Fees	56	80
Tax Fees	139	134
All Other Fees	47	0
Total	1,794	1,673

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

All Other Fees

Other fees for professional services rendered for consulting on project governance.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2018, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 23 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018, filed as Exhibit 99.2 to this report.

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

We do not follow NASDAQ Equity Rule 5620(c), but instead follow our home country practice relating to quorum requirements at meetings of shareholders as more fully described on page 21 of the Registrant’s Annual Information Form for the year ended December 31, 2018, filed as Exhibit 99.1 to this report.

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

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 11, 2019

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2018

99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2018 and 2017 and the Independent Auditor’s Reports thereon

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 12, 2019	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary