Form 40-F
period 2019-12-31
METHANEX CORP
filed 2020-03-25
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Telephone: 212-894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	MEOH	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

5.25% Senior Notes due March 1, 2022

4.25% Senior Notes due December 1, 2024

5.25% Senior Notes due December 15, 2029

5.65% Senior Notes due December 1, 2044

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

76,196,080 Common Shares were outstanding as of December 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑      No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation (the “Registrant” or the “Company”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange (the “TSX”) in Canada (trading symbol: MX) and on the NASDAQ Global Select Market in the United States (trading symbol: MEOH). The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2019	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2019	99.2
Audited financial statements of the Company for the years ended December 31, 2019 and 2018, including the reports of Independent Registered Public Accounting firm with respect thereto	99.3

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which principles differ in certain respects from generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2019, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.2988. The exchange rate of United States dollars into Canadian dollars, on March 23, 2020, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.4482.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “Commission”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2019, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are not effective as of December 31, 2019 as a consequence of the material weakness in internal controls over financial reporting noted below. For additional details, see the discussion below under the heading, “Internal Control over Financial Reporting—Management’s Assessment and Auditor’s Attestation Report”.

Notwithstanding the material weakness, management concluded that the consolidated financial statements included in the Annual Report present fairly, in all material respects, the financial position of the Company at December 31, 2019 in conformity with IFRS and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended December 31, 2019.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

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

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management’s Assessment and Auditor’s Attestation Report

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Under this framework, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, management have concluded that, as at December 31, 2019, the Company had a “material weakness” related to ineffective controls over research and technical accounting analysis. Because of this deficiency, the Company did not reach the appropriate conclusion with regards to the adoption and application of IFRS 15 Revenue from Contracts with Customers, relating to the presentation of revenue from our Atlas joint venture. On adoption of IFRS 15, we performed a comprehensive review of revenue recognition including the criteria for assessing whether the Company was acting as principal or agent in the sale of methanol from Atlas (our equity investee). Initially, the Company determined that there was no change to our assessment on the adoption of IFRS 15 that the Company acts as agent in these transactions. As a result, the Company continued to account for the transactions on a net basis, recognizing the commission earned on Atlas sales through revenue. After discussions with regulators and experts, and further consideration of interpretations of IFRS 15, the Company has concluded it is the principal in these transactions. As a result, management has identified a change in the application of IFRS 15, and has recognized revenue on a gross basis for the year ended December 31, 2019 and adjusted cost of sales accordingly, and restated revenue and cost of sales for the year ended December 31, 2018 with no impact on net income, cash flows or financial position. Refer to note 25 of the consolidated financial statements for details of the restatement.

The control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis. Accordingly, management has concluded that our internal control over financial reporting is not effective as of December 31, 2019.

The effectiveness of internal control over financial reporting has also been audited by KPMG LLP, an independent registered public accounting firm, who has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in their report that is included on the fourth page of the consolidated financial statements filed as Exhibit 99.3 to this report.

Remediation of Material Weakness

The control deficiency described above was detected in the first quarter of 2020 based on discussion with regulatory authorities. The Company has prioritized the remediation of the above material weakness and is working under the oversight of the Audit, Finance and Risk Committee to resolve the issue, as follows:

Management immediately reviewed its technical analysis and accounting memorandums, and engaged in consultation with technical accounting experts in order to determine the most appropriate accounting treatment. Specific actions to remediate this material weakness includes the following:

(1)	Consult with experts to assist in the evaluation of technical accounting matters.

(2)	Extend documentation on analysis of contracts, including revision of management’s accounting checklist used to assess accounting implications for complex contracts.

(3)

Implement review controls prior to and subsequent to adoption of new accounting standards to identify and resolve differences in accounting interpretations of standards and implement an additional layer of review by the Company’s newly hired Assistant Controller, before review by the Company’s Controller and Chief Financial Officer.

However, management believes more time must pass to adequately evidence that the controls and procedures for research and technical accounting analysis are operating as intended.

Changes in Internal Control over Financial Reporting

On January 1, 2019, we adopted IFRS 16 and implemented a new lease accounting system enabling us to comply with the IFRS 16 requirements. As a result, we have made additions and modifications to our internal controls over financial reporting. Notably, we have:

•	updated our policies and procedures related to how we account for leases; and

•	implemented controls surrounding contract review and new lease accounting system to ensure the inputs, processes, and outputs are accurate and complete.

Other than the material weakness and items described above related to IFRS 16, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

The Registrant’s Board of Directors has established a separately-designated Audit, Finance and Risk Committee (the “Audit Committee”) in accordance with Section 3(a)(58)(A) of the Exchange Act and NASDAQ Marketplace Rule 5605(c). As at the date of this annual report, the Registrant’s Audit Committee is comprised of the following directors, each of whom is independent as determined under each of Rule 10A-3 under the Exchange Act and NASDAQ Marketplace Rule 5605(a):

Benita Warmbold, Chair

Paul Dobson

Maureen Howe

Janice Rennie

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by NASDAQ Marketplace Rule 5605(c)(2).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2019, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

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

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct (the “Code of Ethics”) that applies to directors, officers and employees, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics materially complies with NASDAQ Marketplace Rule 5610, and meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. A copy of the Code of Ethics can be found on the Registrant’s website at www.methanex.com.

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2019.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Professional Accountants, Vancouver, are the independent auditors of the Registrant. The holders of the Registrant’s common shares have resolved to have the directors of the Registrant determine the auditors’ remuneration.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2019 and December 31, 2018 are as follows:

US$000s	2019	2018
Audit Fees	1,688	1,552
Audit-Related Fees	60	56
Tax Fees	145	139
All Other Fees	12	47

Total	1,905	1,794

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

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2019, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 25 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019, filed as Exhibit 99.2 to this report.

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

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain corporate governance requirements of the NASDAQ Marketplace Rules. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the NASDAQ Marketplace Rules is required to disclose in its annual report filed with the Commission, or on its website, each corporate governance requirement of the NASDAQ Marketplace Rules that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards is as follows:

•

Shareholder Meeting Quorum Requirement: NASDAQ Marketplace Rule 5620(c) provides that the minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common stock. In addition, a company listed on NASDAQ is required to provide for a quorum requirement in its bylaws. The Company’s by-laws provide that at any meeting of shareholders a quorum shall be two persons present in person, or represented by proxy, holding common shares representing not less than 25% of the votes entitled to be cast at the meeting.

•

Distribution of Annual Reports: NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the Commission. The Company may comply with this requirement either:

○	by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

○	by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act (which rule is not applicable to the Company, as explained in more detail below); or

○

by posting the annual report to shareholders on or through the company’s website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement pursuant in this manner must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the Commission. The press release must also state that: (a) the annual report is available on the company’s website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act (including Exchange Act Rule 14a-16). The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”), the Company, as a “distributing corporation” under the CBCA, is required to send a copy of the annual audited comparative financial statements to each registered shareholder determined as of a set record date, except to a shareholder who has informed the Company in writing that he or she does not want a copy of these documents.

Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its MD&A in accordance with NI 51-102; and (b) if a listed company produces an annual report, it must be filed publicly through the System for Electronic Document Analysis and Retrieval (commonly referred to as “SEDAR”), an electronic database maintained on behalf of the Canadian provincial securities regulators (the “Canadian Securities Administrators”) and available at www.sedar.com

Pursuant to Canadian National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and related Management’s Discussion and Analysis (“MD&A”), the interim financial statements and related MD&A, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company’s annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request. If the Company sends financial statements it must also send, at the same time, the annual or interim MD&A relating to the financial statements.

Commencing with its next annual general meeting of shareholders, the Company has elected to use the notice-and-access (“Notice-and-Access”) provisions adopted by the Canadian Securities Administrators for delivery of proxy materials to its shareholders, as contained in NI 51-102 and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. Pursuant to Notice-and-Access, the Company’s shareholders will receive a notice containing only certain prescribed information in plain language (including the website addresses for SEDAR and the non-SEDAR websites where the proxy-related materials are posted, as well as a toll-free telephone number for use by shareholders to obtain information about Notice-and-Access and to request paper copies of the proxy materials). Such notice may be sent by the Company by prepaid mail, courier (or the equivalent) or electronically if prior consent has been obtained, along with the applicable voting instruction form.

If a shareholder requests paper copies of an information circular, the Company will be required to send, free of charge, the items requested within three business days for requests received prior to the date of the meeting, and within 10 calendar days for requests received on or after the date of the meeting but within one year of the information circular being filed on SEDAR. When responding to such requests, the Company will be prohibited from asking for any other information about the requestor, other than the name and address to which the requested materials are to be sent.

Since the foregoing corporate governance practices of the Company are consistent with the laws, customs and practices in Canada, the Company has sought and received relief from the differing NASDAQ standards pursuant to NASDAQ Marketplace Rule 5615(a)(3).

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NASDAQ Stock Market. In particular, in addition to having a separate Audit Committee, the Registrant’s Board of Directors has established a separately-designated Human Resources Committee that materially meets the requirements for a compensation committee under NASDAQ Marketplace Rule 5605(d), as currently in force.

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

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 5.25% Senior Notes due March 1, 2022 was filed with the Commission together with the Form F-9 of the Registrant on October 31, 2011; (c) with respect to the 4.25% Senior Notes due December 1, 2024 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; (d) with respect to the 5.65% Senior Notes due December 1, 2044 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; and (e) with respect to the 5.25% Senior Notes due December 15, 2029, was filed with the Commission together with the Form F-10 of the Registrant on August 22, 2019.

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 24, 2020

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2019

99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2019 and December 31, 2018 and the Independent Auditor’s Reports thereon

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION
Date: March 24, 2020

	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary