Form 40-F
period 2020-12-31
METHANEX CORP
filed 2021-03-05
CIK 886977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
Commission File Number 000-20115

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

CT Corporation System, 28 Liberty Street, New York, New York 10005

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

4.25% Senior Notes due December 1, 2024 5.125% Senior Notes due October 15, 2027 5.25% Senior Notes due December 15, 2029 5.65% Senior Notes due December 1, 2044
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

76,201,980 Common Shares were outstanding as of December 31, 2020

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS, AND

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020	99.1

Management’s Discussion and Analysis of the Company for the year ended December 31, 2020	99.2

Audited financial statements of the Company for the years ended December 31, 2020 and 2019, including the reports of Independent Registered Public Accounting firm with respect thereto	99.3

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2020, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.2732. The exchange rate of United States dollars into Canadian dollars, on March 3, 2021, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2631.

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

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2020, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2020.

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

Management’s Assessment and Auditor’s Attestation Report

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of

December 31, 2020. The attestation report is included on the fourth page of our consolidated financial statements filed as Exhibit 99.3 to this report.

Changes in Internal Control over Financial Reporting

As disclosed in the Company’s annual report on Form 40-F for the year ended December 31, 2019, the Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, based on the COSO Framework. Based on its evaluation, management concluded that, as at December 31, 2019, the Company had a “material weakness” related to ineffective controls over research and technical accounting analysis. Because of this deficiency, the Company did not reach the appropriate conclusion with regards to the adoption and application of IFRS 15 Revenue from Contracts with Customers, relating to the presentation of revenue from our Atlas joint venture. This deficiency was detected in the first quarter of 2020, based on discussions with regulatory authorities, and, during the first three quarters of 2020, the Company implemented the remedial measures outlined in our annual report on Form 40-F for the year ended December 31, 2019, under the oversight of the Audit, Finance and Risk Committee.

There have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period and year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting other than changes resulting from the remedial measures that were implemented during the first three quarters of 2020 to address the previously identified material weakness that no longer exists as at December 31, 2020.

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

Benita Warmbold, Chair James Bertram Paul Dobson Maureen Howe Janice Rennie

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by NASDAQ Marketplace Rule 5605(c)(2).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2020, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Ms. Benita Warmbold is an audit committee financial expert (as that term is defined in paragraph (8)(b) of General Instruction B to Form 40-F under the Exchange Act). The Commission has indicated that the designation of Ms. Warmbold as an audit committee financial expert does not make Ms. Warmbold an “expert” for any other purpose (including without limitation for purposes of section 11 of the Securities Act of 1933, as amended), impose any duties, obligations or liability on Ms. Warmbold that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or the board of directors.

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

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2020.

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

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2020 and December 31, 2019 are as follows:

US$000s	2020	2019
Audit Fees	2,077	1,688
Audit-Related Fees	58	60
Tax Fees	242	145
All Other Fees	—	12

Total	2,377	1,905

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

Tax Fees

Tax fees for professional services rendered for tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; review of transfer pricing and indirect tax items.

All Other Fees

Other fees for professional services rendered in 2019 for consulting on project governance.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2020, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 23 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020, filed as Exhibit 99.2 to this report.

NASDAQ CORPORATE GOVERNANCE

The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NASDAQ Stock Market, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

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

•

Distribution of Annual Reports: NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the Commission. The Company may comply with this requirement either:

•	by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

•	by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act (which rule is not applicable to the Company, as explained in more detail below); or

•

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

Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its MD&A in accordance with NI 51-102; and (b) if a listed company produces an annual report, it must be filed publicly through the System for Electronic Document Analysis and Retrieval (commonly referred to as “SEDAR”), an electronic database maintained on behalf of the Canadian provincial securities regulators (the “Canadian Securities Administrators”) and available at www.sedar.com

Pursuant to Canadian National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and related Management’s Discussion and Analysis (“MD&A”), the interim financial statements and related MD&A, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company’s annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request. If the Company sends financial statements it must also send, at the same time, the annual or interim MD&A relating to the financial statements.

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

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 4.25% Senior Notes due December 1, 2024 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; (c) with respect to the 5.65% Senior Notes due December 1, 2044 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; (d) with respect to the 5.25% Senior Notes due December 15, 2029, was filed with the Commission together with the Form F-10 of the Registrant on August 22, 2019; and (e) with respect to the 5.125% Senior Notes due October 15, 2027, was filed with the Commission together with the Form F-10 of the Registrant on September 9, 2020.

EXHIBITS

Exhibit No	Description

23.1	Consent of KPMG LLP

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 5, 2021

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2020

99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2020 and December 31, 2019 and the Independent Auditor’s Reports thereon

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION
Date: March 5, 2021

	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary