Form 40-F
period 2021-12-31
METHANEX CORP
filed 2022-03-11
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021    Commission File Number 000-20115

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
    74,774,087 Common Shares were outstanding as of December 31, 2021
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☑

Auditor Firm Id:	Auditor Name:	Auditor Location:
85	KPMG LLP	Vancouver, British Columbia, Canada

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
The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2021	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2021	99.2
Audited financial statements of the Company for the years ended December 31, 2021 and 2020, including the reports of Independent Registered Public Accounting firm with respect thereto	99.3
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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2021, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.2678. The exchange rate of United States dollars into Canadian dollars, on March 9, 2022, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2821.
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
At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2021.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s Chief Executive Officer and Chief Financial Officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Registrant; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

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

Management’s Assessment and Auditor’s Attestation Report

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of
December 31, 2021. The attestation report is included on the fourth page of our consolidated financial statements filed as Exhibit 99.3 to this report.
Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

Benita Warmbold, Chair
James Bertram
Paul Dobson
Maureen Howe
Leslie O’Donoghue

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by NASDAQ Marketplace Rule 5605(c)(2).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2021, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.
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

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2021.
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
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2021 and December 31, 2020 are as follows:

US$000s	2021	2020
Audit Fees	2055	2077
Audit-Related Fees	67	58
Tax Fees	14	242
All Other Fees	—	—
Total	2136	2377
Each fee category is described below.

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
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an "integrated audit" performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

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

Other Fees
There were no other fees in 2021 and 2020.
OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2021, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 24 of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.2 to this report.
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

A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards is as follows:
•Shareholder Meeting Quorum Requirement: NASDAQ Marketplace Rule 5620(c) provides that the minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common stock. In addition, a company listed on NASDAQ is required to provide for a quorum requirement in its bylaws. The Company’s by-laws provide that at any meeting of shareholders a quorum shall be two persons present in person, or represented by proxy, holding common shares representing not less than 25% of the votes entitled to be cast at the meeting.
•Distribution of Annual Reports: NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the Commission. The Company may comply with this requirement either:
◦by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

◦by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act (which rule is not applicable to the Company, as explained in more detail below); or
◦by posting the annual report to shareholders on or through the company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement in this manner must, simultaneously with this posting, issue a press release stating that its annual report has been filed with the Commission. The press release must also state that: (a) the annual report is available on the company's website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

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
Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its MD&A in accordance with NI 51-102; and (b) if a listed company produces an annual report, it must be filed publicly through the System for Electronic Document Analysis and Retrieval (commonly referred to as “SEDAR”), an electronic database maintained on behalf of the Canadian provincial securities regulators (the “Canadian Securities Administrators”) and available at www.sedar.com.

Pursuant to Canadian National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company's annual financial statements and related Management’s Discussion and Analysis (“MD&A”), the interim financial statements and related MD&A, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company's annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request. If the Company sends financial statements it must also send, at the same time, the annual or interim MD&A relating to the financial statements.

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

EXHIBITS

Exhibit No	Description
23.1	Consent of KPMG LLP
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Annual Information Form of the Registrant dated March 11, 2022
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2021
99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2021 and December 31, 2020 and the Independent Auditor’s Reports thereon
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

    METHANEX CORPORATION

Date: March 11, 2022
    By:    /s/ KEVIN PRICE
    Name:    Kevin Price
    Title:    General Counsel & Corporate Secretary