Form 40-F
period 2022-12-31
METHANEX CORP
filed 2023-03-10
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022    Commission File Number 000-20115

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
    69,239,136 Common Shares were outstanding as of December 31, 2022
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

☑

PCAOB Auditor Firm ID Number:	Auditor Name:	Auditor Location:
85	KPMG LLP	Vancouver, British Columbia, Canada

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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
The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2022	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2022 (the "2022 MD&A")	99.2
Audited financial statements of the Company for the years ended December 31, 2022 and 2021, including the reports of Independent Registered Public Accounting firm with respect thereto	99.3
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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2022, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.2678. The exchange rate of United States dollars into Canadian dollars, on March 8, 2023, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3785.
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
At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2022, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2022.
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

Management’s Assessment and Auditor’s Attestation Report

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of
December 31, 2022. The attestation report is included on the fourth page of our consolidated financial statements filed as Exhibit 99.3 to this report.
Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2022, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.
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

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2022.
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
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2022 and December 31, 2021 are as follows:

US$000s	2022	2021
Audit Fees	2264	2055
Audit-Related Fees	168	67
Tax Fees	66	14
All Other Fees	—	—
Total	2498	2136
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

Audit-Related Fees
Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries, the fees for which represented less than 5% of total audit-related fees for fiscal 2022.

Tax Fees
Tax fees for professional services rendered for tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; review of transfer pricing and indirect tax items.

Other Fees
There were no other fees in 2022 and 2021.
OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2022, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading "Liquidity and Capital Resources" (pages 22-29) contained in the 2022 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

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

EXHIBITS

Exhibit No	Description
23.1	Consent of KPMG LLP
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Annual Information Form of the Registrant dated March 10, 2023
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2022
99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2022 and December 31, 2021 and the Independent Auditor’s Reports thereon
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

    METHANEX CORPORATION

Date: March 10, 2023
    By:    /s/ KEVIN PRICE
    Name:    Kevin Price
    Title:    SVP, General Counsel & Corporate Secretary