Form 40-F
period 2023-12-31
METHANEX CORP
filed 2024-03-08
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023    Commission File Number 000-20115

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
    67,387,492 Common Shares were outstanding as of December 31, 2023
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2023	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2023 (the "2023 MD&A")	99.2
Audited financial statements of the Company for the years ended December 31, 2023 and 2022, including the reports of Independent Registered Public Accounting Firm with respect thereto	99.3
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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 29, 2023, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.3226. The exchange rate of United States dollars into Canadian dollars, on March 6, 2024, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3528.
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
At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2023, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2023.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s principal executive officer and principal financial officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that:

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

Management’s Assessment and Auditor’s Attestation Report

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of
December 31, 2023. The attestation report is included on the fourth page of our consolidated financial statements filed as Exhibit 99.3 to this report.
Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
Jim Bertram
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

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2023, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.
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

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2023.
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
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2023 and December 31, 2022 are as follows:

US$000s	2023	2022
Audit Fees	2415	2264
Audit-Related Fees	160	168
Tax Fees	165	66
All Other Fees	—	—
Total	2740	2498
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

Other Fees
There were no other fees in 2023 and 2022.
OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2023, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading "Liquidity and Capital Resources" (pages 18-23) contained in the 2023 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.

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
Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its MD&A in accordance with NI 51-102; and (b) if a listed company produces an annual report, it must be filed publicly through the System for Electronic Document Analysis and Retrieval (commonly referred to as “SEDAR+”), an electronic database maintained on behalf of the Canadian provincial securities regulators (the “Canadian Securities Administrators”) and available at www.sedarplus.ca.

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

The Company has elected to use the notice-and-access (“Notice-and-Access”) provisions adopted by the Canadian Securities Administrators for delivery of proxy materials to its shareholders, as contained in NI 51-102 and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. Pursuant to Notice-and-Access, the Company’s shareholders will receive a notice containing only certain prescribed information in plain language (including the website addresses for SEDAR+ and the non-SEDAR+ websites where the proxy-related materials are posted, as well as a toll-free telephone number for use by shareholders to obtain information about Notice-and-Access and to request paper copies of the proxy materials). Such notice may be sent by the Company by prepaid mail, courier (or the equivalent) or electronically if prior consent has been obtained, along with the applicable voting instruction form.

If a shareholder requests paper copies of an information circular, the Company will be required to send, free of charge, the items requested within three business days for requests received prior to the date of the meeting, and within 10 calendar days for requests received on or after the date of the meeting but within one year of the information circular being filed on SEDAR+. When responding to such requests, the Company will be prohibited from asking for any other information about the requestor, other than the name and address to which the requested materials are to be sent.

Since the foregoing corporate governance practices of the Company are consistent with the laws, customs and practices in Canada, the Company has sought and received relief from the differing NASDAQ standards pursuant to NASDAQ Marketplace Rule 5615(a)(3).

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NASDAQ Stock Market. In particular, in addition to having a separate Audit Committee, the Registrant’s Board of Directors has established a separately-designated Human Resources Committee that materially meets the requirements for a compensation committee under NASDAQ Marketplace Rule 5605(d), as currently in force. The Human Resources Committee's responsibilities include administering the Company's Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Recovery Policy"), which has been adopted by the Board of Directors pursuant to Rule 5608 of the NASDAQ Marketplace Rules. A copy of the Recovery Policy is filed as Exhibit 97 to this Annual Report.

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

EXHIBITS

Exhibit No	Description
23.1	Consent of KPMG LLP
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1	Annual Information Form of the Registrant dated March 8, 2024
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2023
99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2023 and December 31, 2022 and the reports of the Independent Registered Public Accounting Firm thereon
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 8, 2024

By:     /s/ KEVIN PRICE

Name: Kevin Price
Title: SVP, General Counsel & Corporate Secretary