Form 40-F
period 2024-12-31
METHANEX CORP
filed 2025-03-07
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024    Commission File Number 000-20115

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
    67,395,212 Common Shares were outstanding as of December 31, 2024
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2024	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2024 (the "2024 MD&A")	99.2
Audited financial statements of the Company for the years ended December 31, 2024 and 2023, including the reports of Independent Registered Public Accounting Firm with respect thereto	99.3
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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2024, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.4389. The exchange rate of United States dollars into Canadian dollars, on March 5, 2025, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.4370.
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
At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2024, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2024.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Registrant’s principal executive officer and principal financial officer, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Registrant’s consolidated financial statements for external purposes in accordance with generally accepted accounting principles (which, in the case of the Registrant, are International Financial Reporting Standards, as issued by the International Accounting Standards Board). Internal control over financial reporting includes policies and procedures that:

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

Management’s Assessment and Auditor’s Attestation Report

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of
December 31, 2024. The attestation report is included on the fourth page of our consolidated financial statements filed as Exhibit 99.3 to this report.
Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
Paul Dobson
Maureen Howe
Leslie O’Donoghue
Roger Perreault
Margaret Walker

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Nasdaq Listing Rule 5605(c)(2).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2024, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.
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

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2024.
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
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2024 and December 31, 2023 are as follows:

US$000s	2024	2023
Audit Fees	2979	2415
Audit-Related Fees	155	160
Tax Fees	203	165
All Other Fees	—	—
Total	3337	2740
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

Other Fees
There were no other fees in 2024 and 2023.
OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2024, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading "Liquidity and Capital Resources" (pages 19-24) contained in the 2024 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2024, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards is as follows:
•Shareholder Meeting Quorum Requirement: Nasdaq Listing Rule 5620(c) provides that the minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to provide for a quorum requirement in its bylaws. The Company’s by-laws provide that at any meeting of shareholders a quorum shall be two persons present in person, or represented by proxy, holding common shares representing not less than 25% of the votes entitled to be cast at the meeting.
•Distribution of Annual Reports: Nasdaq Listing Rule 5250(d) requires a Nasdaq-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the Commission. The Company may comply with this requirement either:
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

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the Company is accordingly exempt from the proxy rules promulgated by the Commission pursuant to Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act (including Exchange Act Rule 14a-16). The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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
Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its MD&A in accordance with Canadian National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"); and (b) if a listed company produces an annual report, it must be filed publicly through the System for Electronic Document Analysis and Retrieval + (commonly referred to as “SEDAR+”), an electronic database maintained on behalf of the Canadian provincial securities regulators (the “Canadian Securities Administrators”) and available at www.sedarplus.ca.

Pursuant to NI 51-102, the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company's annual financial statements and related Management’s Discussion and Analysis (“MD&A”), the interim financial statements and related MD&A, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company's annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request. If the Company sends financial statements it must also send, at the same time, the annual or interim MD&A relating to the financial statements.

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

Since the foregoing corporate governance practices of the Company are consistent with the laws, customs and practices in Canada, the Company has sought and received relief from the differing Nasdaq standards pursuant to Nasdaq Listing Rule 5615(a)(3).

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the Nasdaq Stock Market. In particular, in addition to having a separate Audit Committee, the Registrant’s Board of Directors has established a separately-designated Human Resources Committee that materially meets the requirements for a compensation committee under Nasdaq Listing Rule 5605(d), as currently in force. The Human Resources Committee's responsibilities include administering the Company's Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Recovery Policy"), which has been adopted by the Board of Directors pursuant to Rule 5608 of the Nasdaq Listing Rules. A copy of the Recovery Policy is filed as Exhibit 97 to this Annual Report.

The Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

MINE SAFETY DISCLOSURE
Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.
CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrant’s agents for service of process: (a) with respect to the Common Shares, was filed with the Commission together with the Form 40-F of the Registrant on June 16, 1995; (b) with respect to the 5.65% Senior Notes due December 1, 2044 was filed with the Commission together with the Form F-10 of the Registrant on October 31, 2014; (c) with respect to the 5.25% Senior Notes due December 15, 2029, was filed with the Commission together with the Form F-10 of the Registrant on August 22, 2019; and (d) with respect to the 5.125% Senior Notes due October 15, 2027, was filed with the Commission together with the Form F-10 of the Registrant on September 9, 2020.

EXHIBITS

Exhibit No	Description
23.1	Consent of KPMG LLP
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1	Annual Information Form of the Registrant dated March 7, 2025
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2024
99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2024 and December 31, 2023 and the reports of the Independent Registered Public Accounting Firm thereon
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 7, 2025

By:     /s/ KEVIN PRICE

Name: Kevin Price
Title: SVP, General Counsel & Corporate Secretary