Form 40-F
period 2025-12-31
METHANEX CORP
filed 2026-03-05
CIK 886977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025    Commission File Number 000-20115

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 "the "Exchange Act").

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	MEOH	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.

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
    77,339,520 Common Shares were outstanding as of December 31, 2025
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

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
The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2025	99.1
Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the "2025 MD&A")	99.2
Audited financial statements of the Company for the years ended December 31, 2025 and 2024, including the reports of Independent Registered Public Accounting Firm with respect thereto	99.3
Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. The Company's common shares will become subject to section 16(a)(1) of the Exchange Act with effect from March 18, 2026, insofar as they are beneficially owned, directly or indirectly, by an officer or director of the Company.
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
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which principles differ in certain respects from generally accepted accounting principles applicable in the United States (“U.S. GAAP”) and from certain practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2025, the last trading day of the year, based upon the daily exchange rate published by the Bank of Canada, was U.S.$1.00=CDN $1.3706. The exchange rate of United States dollars into Canadian dollars, on March 4, 2026, based upon the daily exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3664.
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
At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2025, an evaluation was carried out under the supervision and with the participation of the Registrant’s management, including the principal executive and principal financial officers (its Chief Executive Officer and Chief Financial Officer). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of December 31, 2025.
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

Management’s Assessment and Auditor’s Attestation Report

Management’s Annual Report on internal control over financial reporting appears in Management’s Discussion and Analysis for the year ended December 31, 2025 and is hereby incorporated by reference herein.In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the framework set forth in Internal Control – Integrated Framework, issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Management excluded from its assessment the internal controls policies and procedures, including the effectiveness thereof, of the entities acquired in the acquisition of OCI’s global methanol business on June 27, 2025. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of
December 31, 2025. The attestation report is included on the fourth page of our consolidated financial statements filed as Exhibit 99.3 to this report.
Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, we applied additional controls over acquisition accounting in accordance with IFRS 3. Apart from this no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are in the process of integrating the new business into our system of internal control over financial reporting.
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

Benita Warmbold, Chair
Paul Dobson
Maureen Howe
Don Marchand
Leslie O’Donoghue
Roger Perreault

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Nasdaq Listing Rule 5605(c)(2). At least one member of the Audit Committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in her financial sophistication (as required by Nasdaq Listing Rule 5605(c)(A)).

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Registrant’s Annual Information Form for the year ended December 31, 2025, filed as Exhibit 99.1 to this annual report. The full text of the Audit Committee Charter is attached as Appendix “A” to the Annual Information Form.
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

No waivers from or substantive amendments to the provisions of the Code of Ethics were made in 2025.
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
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2025 and December 31, 2024 are as follows:

US$000s	2025	2024
Audit Fees	3,258	2,979
Audit-Related Fees	131	155
Tax Fees	218	203
All Other Fees	63	—
Total	3,670	3,337
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

Audit-Related Fees
Audit-related fees for professional services rendered by the auditors for procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.

Tax Fees
Tax fees for professional services rendered for tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; review of indirect tax items.

Other Fees
The Other fees in 2025 relate to advisory services on sustainability reporting compliance. There were no other fees in 2024.
OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2025, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading "Liquidity and Capital Resources" (pages 20-25) contained in the 2025 MD&A, filed as Exhibit 99.2 to this annual report on Form 40-F, is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS

Exhibit No	Description
23.1	Consent of KPMG LLP
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Senior Vice President, Finance and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1	Annual Information Form of the Registrant dated March 5, 2026
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2025
99.3	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2025 and December 31, 2024 and the reports of the Independent Registered Public Accounting Firm thereon
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

METHANEX CORPORATION

Date: March 5, 2026

By:     /s/ KEVIN PRICE

Name: Kevin Price
Title: SVP, General Counsel & Corporate Secretary